SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 1-7416
                           NOTIFICATION OF LATE FILING

(Check One):      [  ] Form 10-K    [x] Form 11-K     [_] Form 20-F     [_]
Form 10-Q   [_] Form N-SAR

            For Period Ended:  December 31, 2001

      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________
      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Vishay  Intertechnology,  Inc.  (on  behalf of  General  Semiconductor,  Inc.
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Savings Plan)
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Full Name of Registrant

Not applicable
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Former Name if Applicable

63 Lincoln Highway
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Address of Principal Executive Office (Street and Number)

Malvern, Pennsylvania  19355-2120
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City, State and Zip Code

                                     PART II
                            RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  [_]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                    effort or expense;
[X]  [_]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
                    quarterly report or transition report on Form 10-Q, or
                    portion thereof will be filed on or before the fifth
                    calendar day following the prescribed due date; and
[X]  [_]       (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On November 2, 2001, a wholly owned subsidiary of Vishay Intertechnology, Inc. merged into General Semiconductor, Inc. and General Semiconductor became a wholly owned subsidiary of Vishay. In the merger, each outstanding share of General Semiconductor common stock was converted into 0.563 of a share of Vishay common stock, including General Semiconductor stock held in the General Semiconductor Savings Plan. (Under the terms of the merger, the Plan ceased to offer a stock alternative following the merger). Vishay has had to devote a substantial amount of time and effort to the integration of General Semiconductor's business and its financial and accounting systems and, as a result, the Plan was not prepared to be audited until recently. Vishay has transferred the auditing responsibility for General Semiconductor's business generally, and the Plan in particular, from General Semiconductor's former accountants to Ernst & Young LLP, who serve as Vishay's outside auditors. Due to these circumstances, the Registrant is unable timely to file the Form 11-K without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Abbe L. Dienstag              212         715-9100
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            (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [_] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Vishay Intertechnology, Inc. (on behalf of General Semiconductor, Inc.
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                                Savings Plan)
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                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:      July 1,  2002             By:   /s/ Richard N. Grubb
         --------------------------        ---------------------------------
                                           Name: Richard N. Grubb
                                           Title:  Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

July 1, 2002

Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, PA   19355

Mr. Richard N. Grubb
Executive Vice President,
  Treasurer, and Chief Financial Officer

Dear Sir:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Vishay Intertechnology, Inc. (on behalf of General Semiconductor, Inc. Savings Plan) the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of Form 11-K for the year ended December 31, 2001.

Vishay has had to devote a substantial amount of time and effort to the integration of General Semiconductor's business and its financial and accounting systems, and, as a result, the Plan was not prepared to be audited until recently.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.



Very truly yours,



/s/ Ernst & Young LLP